UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Wilhelmina International, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

968235 101
(CUSIP Number)

John P. Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,064,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,064,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,064,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,064,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,064,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,064,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,164,466
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,164,466
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,164,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 968235 101

1	NAME OF REPORTING PERSON EVAN STONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 968235 101

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership, Newcastle Capital Group, L.L.C., a Texas limited liability company, Mark E. Schwarz, John P. Murray and Evan Stone relating to shares of common stock (the “Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 18, 2010, together with the Issuer, NP entered into a Global Settlement Agreement (the “Settlement Agreement”) with Dieter Esch (“Esch”), Lorex Investments AG (“Lorex”), Brad Krassner (“Krassner”) and Krassner Family Investments Limited Partnership (“Krassner L.P.” and together with Esch, Lorex and Krassner, the “Control Sellers”). The Settlement Agreement provides for, among other things, (i) the dismissal of currently outstanding litigation between the Issuer and the Control Sellers, (ii) the release by the Issuer to the Control Sellers of 18,811,686 shares of Common Stock currently held in escrow for purposes of satisfying a post closing adjustment to the purchase price under that certain agreement among the Issuer, the Control Sellers and certain other parties dated August 25, 2008, as amended (the “Acquisition Agreement”), and (iii) waivers of certain earn-out rights of the Control Sellers under the Acquisition Agreement. With respect to corporate governance matters, the Settlement Agreement provides that (i) NP and the Control Sellers shall concurrently enter into an amendment (the “MSA Amendment”) to that certain Mutual Support Agreement dated August 25, 2008, which amendment provides for the addition of two (2) independent directors to the Board of Directors (the “Board”) of the Issuer, subject to a pre-determined selection process (as further described below), and (ii) within six months following the execution of the Settlement Agreement, the Board shall evaluate and consider updates and/or clarifications to the Issuer’s Bylaws, which updates shall address (a) the advance notice procedures for nominations and stockholder proposals, (b) the Issuer’s fiscal year and (c) such other matters as the Board determines.  Under the Settlement Agreement, the Issuer also agreed to enter into an amendment to its Rights Agreement to, among other things, rescind the designation of the Control Sellers as Acquiring Persons thereunder.  The parties also agreed to customary mutual releases and further agreed to withdraw their respective indemnification claims under the Acquisition Agreement, except that the Issuer has preserved indemnification rights with respect to certain specified matters.  The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto.

CUSIP NO. 968235 101

Pursuant to the Settlement Agreement, NP entered into the MSA Amendment with the Control Sellers on October 18, 2010.  Pursuant to the MSA Amendment, the parties thereto agreed (i) to cause their representatives serving on the Board to vote to nominate and recommend the election of (a) one individual (the “NP Independent Representative”) selected by Esch and Krassner from a list of at least four Qualifying Unaffiliated Individuals (as defined in the MSA Amendment) pre-approved by NP (two of whom are required to be Enhanced QUIs (as defined in the MSA Amendment)) and (b) one individual (the “Seller Independent Representative” and together with the NP Independent Representative, the “Independent Designees”) selected by NP from a list of at least four Qualifying Unaffiliated Individuals pre-approved by Esch and Krassner (two of whom are required to be Enhanced QUIs (as defined in the MSA Amendment)) and, in the event the Board will appoint directors without stockholder approval, to cause their representatives on the Board to appoint applicable Independent Designee(s) to the Board (including to fill any vacancy caused by the death, incapacity, resignation or removal of an applicable Independent Designee), (ii) to vote their shares of Common Stock to elect the Independent Designees at any meeting of the Issuer’s stockholders or pursuant to any action by written consent in lieu of meeting pursuant to which directors are to be elected to the Board, and (iii) to vote against and not to propose the removal of either Independent Designee unless both parties vote for such removal.

For purposes of the MSA Amendment, (i) a “Qualifying Unaffiliated Individual” generally means an individual that (a) meets Nasdaq’s independent director standards, (b) is not an affiliate of the parties or the Issuer or a holder of 5% or more of any class of equity interests in the parties or any of their affiliates (other than the Issuer) and (c) has or maintains no Economic Relationship (as defined in the MSA Amendment) with any of the parties, the Issuer or any affiliate thereof, (ii) an individual is generally considered to have an “Economic Relationship” with another person if such individual (or any affiliate thereof) receives (or has received in the prior five years) a material direct financial benefit from such other person (e.g., material salary or fees, material contractual payments under a commercial contract, equity or debt investment proceeds, etc.), (iii) an “Enhanced QUI” generally means an individual that (a) meets the Qualifying Unaffiliated Individual standard and, in addition, (b) is not a Close Long Time Personal Friend (as defined in the MSA Amendment) of the party pre-approving such individual, (iv) a “Close Long Time Personal Friend” of a pre-approving party generally means an individual who has had Meaningful Social Contact (as defined in the MSA Amendment) on at least a monthly basis for at least ten months out of every year starting 1990 or earlier up to the present with Krassner or Esch (if Krassner and Esch are the pre-approving parties) or with Mark Schwarz, John Murray or Evan Stone (if NP is the pre-approving party), and (v) “Meaningful Social Contact” generally means in-person, pre-arranged (between the relevant principals and the Close Long Time Personal Friend) social contact that is one-on-one or involves a group of no more than ten (10) people and which (a) focuses principally on non-professional and non-business related topics and (b) occurs in a non-professional setting (e.g., residential setting, restaurant, etc.); provided that, without limitation, (1) any spontaneous contact (e.g., “running into” each other) in any location (whether or not occurring with frequency) and (2) contact occurring in larger group social setting or event not organized by a relevant principal or the Close Long Time Personal Friend or spouse of either or Close Long Time Personal Friend of both (e.g., a party at a third party’s home or club, a class, football game, concert, etc.) are expressly excluded as “Meaningful Social Contact”.

CUSIP NO. 968235 101

Pursuant to the MSA Amendment, the parties have agreed to an annual selection process with respect to the Independent Designees.  A list of pre-approved nominees meeting the applicable standards is required to be delivered to the other party (i) with respect to the 2010 annual meeting of stockholders, no later than the date that is one week from the date of execution of the MSA Amendment, (ii) with respect to the 2011 annual meeting of stockholders, no later than February 15, 2011 and (iii) with respect to each annual meeting of stockholders thereafter, no later than the date that is seventy-five (75) calendar days prior to the mailing date of the proxy statement for the prior year’s annual meeting.  The MSA Amendment also contains procedures for the re-nomination of Independent Designees who were previously appointed or elected to the Board in lieu of the annual selection process.

In addition to the obligations set forth above, the parties also agreed under the MSA Amendment (i) to vote against and not to propose (a) any amendment to the Issuer’s Certificate of Incorporation or Bylaws or the adoption of any other corporate measure that (1) reduces or fixes the size of the Board below seven (7) directors or increases or fixes the size of the Board in excess of seven (7) directors or (2) provides that directors shall be elected other than on an annual basis and (ii) not to seek to advise, encourage or influence (or form, join or in any way participate in any “group” or act in concert with) any other person with respect to the voting of any Issuer voting securities inconsistent with the foregoing.  Pursuant to the MSA Amendment, the parties also agreed that, beginning with the 2010 annual meeting of stockholders and so long as the Mutual Support Agreement remains in effect, the parties will cause their representatives on the Board to vote to maintain the size of the Board at seven (7) directors, unless otherwise agreed to by the respective Board designees of the parties.

The obligations of the parties under the MSA Amendment terminate consistent with the terms of the underlying Mutual Support Agreement; provided that if a party proposes to transfer shares of Common Stock subject to any agreement, arrangement or understanding that provides for (i) the re-possession or re-purchase of all or any portion of the transferred shares by such party at a later date, (ii) a lien on all or any portion of the transferred shares in favor of such party or (iii) such party’s continuing beneficial ownership of all or any portion of the transferred shares, the transferring party shall be in breach if it does not require, as a condition to such transfer, that effective upon such transfer the transferee(s) become bound by all obligations under the Mutual Support Agreement.

CUSIP NO. 968235 101

The foregoing description of the MSA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the MSA Amendment, which is attached as Exhibit 99.2 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 18, 2010, NP entered into the Settlement Agreement and the MSA Amendment as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Global Settlement Agreement dated October 18, 2010 by and among Wilhelmina International, Inc., Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership.

99.2
First Amendment to Mutual Support Agreement dated October 18, 2010 by and among Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership.

CUSIP NO. 968235 101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 20, 2010	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P.,
its General Partner

	By:	Newcastle Capital Group, L.L.C.,
its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

	By:	Newcastle Capital Group, L.L.C.,
its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ John P. Murray
JOHN P. MURRAY

/s/ Evan Stone
EVAN STONE